UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

     CURRENT REPORT
Pursuant to Section 13 OR 15(d)
of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 26, 2018

KLONDEX MINES LTD.
(Exact name of registrant as specified in its charter)

British Columbia	001-37563	98-1153397
(State or other jurisdiction of
incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6110 Plumas Street Suite A
Reno, Nevada 89519
(Address of Principal Executive Offices)

(775) 284-5757
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instructions A.2 below):

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[X] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)
[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))
[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b -2 of this chapter).

Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

[   ]

Item 8.01 Other Events.

As previously reported, on March 16, 2018, Klondex Mines Ltd. (“Klondex”) entered into an arrangement agreement (the “Arrangement Agreement”) with Hecla Mining Company (“Hecla”) and 1156291 B.C. Unlimited Liability Company, a wholly-owned subsidiary of Hecla.

On March 26, 2018, Klondex, pursuant to Canadian securities laws, filed a material change report (the “Material Change Report”) on SEDAR summarizing, among other things, the entry into, and the terms of, the Arrangement Agreement. A copy of the Material Change Report is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The summary of the Arrangement Agreement in the Material Change Report does not purport to be complete and is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is attached as Exhibit 2.1 to Klondex’s Current Report on Form 8-K filed on March 19, 2018.

Important Additional Information and Where to Find It

In connection with the transaction contemplated under the Arrangement Agreement (the “Proposed Transaction”), Klondex will file with the SEC and mail or otherwise provide to its shareholders a proxy statement regarding the Proposed Transaction. BEFORE MAKING ANY VOTING DECISION, KLONDEX’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement and other documents that Klondex files with the SEC (when available) from the SEC’s website at www.sec.gov and Klondex’s website at www.klondexmines.com. In addition, the proxy statement and other documents filed by Klondex with the SEC (when available) may be obtained from Klondex free of charge by directing a request to Mike Beckstead, Director, Investor Relations, Klondex Mines Ltd., 6110 Plumas Street, Suite A, Reno, Nevada, USA 89519, Phone: 775-284-5757.

None of the Hecla Shares and/or Spinco Shares to be issued pursuant to the Arrangement Agreement have been or will be registered under the Securities Act, or any state securities laws, and such securities are anticipated to be issued in reliance upon the exemption from such registration requirements afforded by Section 3(a)(10) of the Securities Act and applicable exemptions under state securities laws. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Certain Participants in the Solicitation

Klondex, Klondex’s directors and certain of Klondex’s executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Klondex’s shareholders with respect to shareholder approval of the Proposed Transaction. Information regarding the names of Klondex’s directors and executive officers and their respective interests in Klondex by security holdings or otherwise is set forth in Klondex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on March 14, 2018 and Klondex’s definitive proxy statement for its 2017 Annual and Special Meeting of Shareholders filed with the SEC on April 11, 2017. Additional information regarding the interests of such individuals in the Proposed Transaction will be included in the proxy statement relating to the Proposed Transaction when it is filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and Klondex’s website at www.klondexmines.com.

Item 9.01 Financial Statements and Exhibits.

(d) The following exhibit is being filed herewith:

Exhibit	Description
99.1	Material Change Report dated March 26, 2018

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

KLONDEX MINES LTD.

Date:	March 26, 2018	By: /s/ Barry Dahl
Name: Barry Dahl
Title: Chief Financial Officer